Hewitt Series Trust
N-SAR Filing dated 12/31/2002
Item 77Q3

Section (a)(i): The principal [executive/financial] officer has concluded that, based on their evaluation, the disclosure controls and procedures of the Hewitt Series Trust are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

Section (a)(ii): There were no significant changes in the Hewitt
Series Trust internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Section (a)(iii): Certifications of the President and Chief Financial Officer of Hewitt Series Trust are attached.